Exhibit 3.1
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Article 3.1 of Registrant's Bylaws was amended to state as follows:

"3.1 Number; Term; Election. The number of directors which shall constitute the whole board shall be up to nine (9). The directors shall be elected at the annual meeting of the stockholders, except as provided in P. 3.4 of this Article, and each director elected shall hold office from the time of his election but shall be responsible as a director from such time only if he consents to his election and otherwise from the time he accepts office or attends his first meeting of the board. Each director shall serve until the next annual meeting of shareholders and thereafter until his successor is elected and qualifies or until his earlier death, resignation or removal. Directors need not be stockholders."